Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Walmart Inc. Stock Incentive Plan of 2025 (formerly known as the “Wal-Mart Stores, Inc. Stock Incentive Plan of 2015,” the “Wal-Mart Stores, Inc. Stock Incentive Plan of 2010” as amended and restated in 2013, the “Wal-Mart Stores, Inc. Stock Incentive Plan of 2005” and the “Wal-Mart Stores, Inc. Stock Incentive Plan of 1998”) of our reports dated March 14, 2025, with respect to the consolidated financial statements of Walmart Inc. and the effectiveness of internal control over financial reporting of Walmart Inc. included in its Annual Report (Form 10-K) for the year ended January 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Rogers, Arkansas
December 18, 2025